Exhibit 99.1

Dominion Diamond Corporation announces election of directors

TORONTO, CANADA (July 22, 2013) – Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company”) today announced that the nominees listed in the management information circular for the 2013 Annual and Special meeting of shareholders were elected as directors of the Company at its Annual and Special Meeting held on July 19th, 2013. The results of the votes are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Graham G. Clow	64,585,358	98.82	773,334	1.18
Robert A. Gannicott	64,042,991	97.99	1,315,701	2.01
Noel Harwerth	64,502,201	98.69	856,491	1.31
Daniel Jarvis	64,487,511	98.67	871,181	1.33
Chuck Strahl	64,514,408	98.71	844,284	1.29
Tom Kenny	64,612,841	98.86	745,851	1.14
Manuel Lino Silva de Sousa-Oliveira	64,610,647	98.86	748,045	1.14

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world’s most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources. It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca